                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                                ValueClick, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92046N 10 2
                      -------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         / / Rule 13d-1(b)

         / / Rule 13d-1(c)

         /X/ Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 92046N 10 2                13G                      PAGE 2 OF 13 PAGES
---------------------                                         ------------------



----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS
            (ENTITIES ONLY)

                              James R. Zarley
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
            (SEE Instructions)                                         (b) /X/


----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
----------- --------------------------------------------------------------------
                                 5      SOLE VOTING POWER

         NUMBER OF                      1,476,988 (1)
                             --------- -----------------------------------------
           SHARES                6     SHARED VOTING POWER

        BENEFICIALLY                   0
                             --------- -----------------------------------------
          OWNED BY               7     SOLE DISPOSITIVE POWER

            EACH                       1,476,988 (1)
                             --------- -----------------------------------------
         REPORTING               8     SHARED DISPOSITIVE POWER

        PERSON WITH                    0
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,476,988 (1)
----------- --------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES /X/
            (SEE Instructions)
                              See Note 1.
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              5.16% (2)
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE Instructions)

                              IN
----------- --------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 92046N 10 2                13G                      PAGE 3 OF 13 PAGES
---------------------                                         ------------------



----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS
            (ENTITIES ONLY)

                              Steven J. Umberger
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
            (SEE Instructions)                                         (b) /X/


----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
----------- --------------------------------------------------------------------
                                 5     SOLE VOTING POWER

         NUMBER OF                     962,210 (3)
                             --------- -----------------------------------------
           SHARES                6     SHARED VOTING POWER

        BENEFICIALLY                   0
                             --------- -----------------------------------------
          OWNED BY               7     SOLE DISPOSITIVE POWER

            EACH                       962,210 (3)
                             --------- -----------------------------------------
         REPORTING               8     SHARED DISPOSITIVE POWER

        PERSON WITH                    0
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            962,210 (3)
----------- --------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES /X/
            (SEE Instructions)
                              See Note 3.
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              3.43%
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE Instructions)

                              IN
----------- --------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 92046N 10 2                13G                      PAGE 4 OF 13 PAGES
---------------------                                         ------------------



----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS
            (ENTITIES ONLY)

                              Michael J. Bueno
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
            (SEE Instructions)                                         (b) /X/


----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
----------- --------------------------------------------------------------------
                                 5     SOLE VOTING POWER

         NUMBER OF                     1,201,932 (4)
                             --------- -----------------------------------------
           SHARES                6     SHARED VOTING POWER

        BENEFICIALLY                   0
                             --------- -----------------------------------------
          OWNED BY               7     SOLE DISPOSITIVE POWER

            EACH                       1,201,932 (4)
                             --------- -----------------------------------------
         REPORTING               8     SHARED DISPOSITIVE POWER

        PERSON WITH                    0
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,201,932 (4)
----------- --------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES /X/
            (SEE Instructions)
                              See Note 4.
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              4.28%
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE Instructions)

                              IN
----------- --------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 92046N 10 2                13G                      PAGE 5 OF 13 PAGES
---------------------                                         ------------------



----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS
            (ENTITIES ONLY)

                              Brian Coryat
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
            (SEE Instructions)                                         (b) /X/


----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
----------- --------------------------------------------------------------------
                                 5     SOLE VOTING POWER

         NUMBER OF                     125,000 (5)
                             --------- -----------------------------------------
           SHARES                6     SHARED VOTING POWER

        BENEFICIALLY                   4,555,164 (5)
                             --------- -----------------------------------------
          OWNED BY               7     SOLE DISPOSITIVE POWER

            EACH                       125,000 (5)
                             --------- -----------------------------------------
         REPORTING               8     SHARED DISPOSITIVE POWER

        PERSON WITH                    4,555,164 (5)
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,680,164 (5)
----------- --------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES /X/
            (SEE Instructions)
                              See Note 5.
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              16.69%
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE Instructions)

                              IN
----------- --------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 92046N 10 2                13G                      PAGE 6 OF 13 PAGES
---------------------                                         ------------------



----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS
            (ENTITIES ONLY)

                              Rosario Coryat
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
            (SEE Instructions)                                         (b) / /

                      Not Applicable.
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
----------- --------------------------------------------------------------------
                                 5     SOLE VOTING POWER

         NUMBER OF                     0
                             --------- -----------------------------------------
           SHARES                6     SHARED VOTING POWER

        BENEFICIALLY                   4,555,164 (6)
                             --------- -----------------------------------------
          OWNED BY               7     SOLE DISPOSITIVE POWER

            EACH                       0
                             --------- -----------------------------------------
         REPORTING               8     SHARED DISPOSITIVE POWER

        PERSON WITH                    4,555,164 (6)
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,555,164 (6)
----------- --------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES / /
            (SEE Instructions)
                              Not Applicable
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              16.24%
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE Instructions)

                              IN
----------- --------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 92046N 10 2                13G                      PAGE 7 OF 13 PAGES
---------------------                                         ------------------



----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS
            (ENTITIES ONLY)

                      Coryat Family Living Trust, Dtd 4/21/99
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
            (SEE Instructions)                                         (b) / /

                    Not Applicable.
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      California
----------- --------------------------------------------------------------------
                                 5     SOLE VOTING POWER

         NUMBER OF                     4,555,164
                             --------- -----------------------------------------
           SHARES                6     SHARED VOTING POWER

        BENEFICIALLY                   0
                             --------- -----------------------------------------
          OWNED BY               7     SOLE DISPOSITIVE POWER

            EACH                       4,555,164
                             --------- -----------------------------------------
         REPORTING               8     SHARED DISPOSITIVE POWER

        PERSON WITH                    0
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,555,164
----------- --------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES / /
            (SEE Instructions)
                              Not Applicable
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                              16.24%
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE Instructions)

                              OO
----------- --------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 92046N 10 2                13G                      PAGE 8 OF 13 PAGES
---------------------                                         ------------------

    ITEM 1(a)      NAME OF ISSUER:
                             ValueClick, Inc.
                   -------------------------------------------------------------

    ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                             4360 Park Terrace,  Suite 100
                   -------------------------------------------------------------
                             Westlake Village, California 91361
                   -------------------------------------------------------------

                   -------------------------------------------------------------

    ITEM 2(a)      NAME OF PERSON FILING:
                   James R. Zarley, Steven J. Umberger, Michael Bueno, Brian Coryat, Rosario Coryat and the Coryat Family Living Trust
                   -------------------------------------------------------------

    ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:
                             4360 Park Terrace,  Suite 100
                   -------------------------------------------------------------
                             Westlake Village, California 91361
                   -------------------------------------------------------------

                   -------------------------------------------------------------

    ITEM 2(c)      CITIZENSHIP
                            James R. Zarley - United States
                   -------------------------------------------------------------
                            Steven J. Umberger - United States
                   -------------------------------------------------------------
                            Michael Bueno - United States
                   -------------------------------------------------------------
                            Brian Coryat - United States
                   -------------------------------------------------------------
                            Rosario Coryat - United States
                   -------------------------------------------------------------
                            Coryat Family Living Trust - California
                   -------------------------------------------------------------

    ITEM 2(d)      TITLE OF CLASS OF SECURITIES:
                            Common Stock, par value $0.001 per share
                   -------------------------------------------------------------

    ITEM 2(e)      CUSIP NUMBER:
                             92046N 10 2
                   -------------------------------------------------------------

    ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
                             Not Applicable.
                   -------------------------------------------------------------

     ITEM 4.       OWNERSHIP.
                   (a)   Amount Beneficially Owned: Shares

                             James R. Zarley - 1,476,988 (1)
                             ---------------------------------------------------
                             Steven J. Umberger - 962,210 (3)
                             ---------------------------------------------------
                             Michael Bueno - 1,201,932 (4)
                             ---------------------------------------------------
                             Brian Coryat - 4,680,164 (5)
                             ---------------------------------------------------
                             Rosario Coryat - 4,555,164
                             ---------------------------------------------------
                             Coryat Family Living Trust - 4,555,164
                             ---------------------------------------------------

                   (b)   Percent of Class: %
                             James R. Zarley - 5.16% (2)
                             ---------------------------------------------------
                             Steven J. Umberger - 3.43%
                             ---------------------------------------------------
                             Michael Bueno - 4.28%
                             ---------------------------------------------------
                             Brian Coryat - 16.69%
                             ---------------------------------------------------

                               Page 8 of 13 pages

---------------------                                         ------------------
CUSIP NO. 92046N 10 2                13G                      PAGE 9 OF 13 PAGES
---------------------                                         ------------------

                             Rosario Coryat - 16.24%
                             ---------------------------------------------------
                             Coryat Family Living Trust - 16.24%
                             ---------------------------------------------------

                   (c)   Number of shares as to which such person has:
                         (i)   sole power to vote or to direct the vote:
                               James R. Zarley - 1,476,988 (1)
                               -------------------------------------------------
                               Steven J. Umberger - 962,210 (3)
                               -------------------------------------------------
                               Michael Bueno - 1,201,932 (4)
                               -------------------------------------------------
                               Brian Coryat - 125,000 (5)
                               -------------------------------------------------
                               Rosario Coryat - 0
                               -------------------------------------------------
                               Coryat Family Living Trust - 4,555,164
                               -------------------------------------------------

                         (ii)  shared power to vote or to direct the vote:
                               James R. Zarley - 0
                               -------------------------------------------------
                               Steven J. Umberger - 0
                               -------------------------------------------------
                               Michael Bueno - 0
                               -------------------------------------------------
                               Brian Coryat - 4,555,164 (5)
                               -------------------------------------------------
                               Rosario Coryat - 4,555,164 (6)
                               -------------------------------------------------
                               Coryat Family Living Trust - 0
                               -------------------------------------------------

                         (iii) sole power to dispose or to direct the
                               disposition of:
                               James R. Zarley - 1,476,988 (1)
                               -------------------------------------------------
                               Steven J. Umberger - 962,210 (3)
                               -------------------------------------------------
                               Michael Bueno - 1,201,932 (4)
                               -------------------------------------------------
                               Brian Coryat - 125,000 (5)
                               -------------------------------------------------
                               Rosario Coryat - 0
                               -------------------------------------------------
                               Coryat Family Living Trust - 4,555,164
                               -------------------------------------------------

                         (iv) shared power to dispose or to direct the disposition of:
                               James R. Zarley - 0
                               -------------------------------------------------
                               Steven J. Umberger - 0
                               -------------------------------------------------
                               Michael Bueno - 0
                               -------------------------------------------------
                               Brian Coryat - 4,555,164 (5)
                               -------------------------------------------------
                               Rosario Coryat - 4,555,164 (6)
                               -------------------------------------------------
                               Coryat Family Living Trust - 0
                               -------------------------------------------------


     ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                             Not Applicable.
                   -------------------------------------------------------------

     ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.
                             Not Applicable.
                   -------------------------------------------------------------

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                             Not Applicable.
                   -------------------------------------------------------------


                               Page 9 of 13 pages

---------------------                                        -------------------
CUSIP NO. 92046N 10 2                13G                     PAGE 10 OF 13 PAGES
---------------------                                        -------------------

     ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                             See Exhibit A
                   -------------------------------------------------------------

     ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.
                             Not Applicable.
                   -------------------------------------------------------------

    ITEM 10.       CERTIFICATION.
                             Not Applicable.
                   -------------------------------------------------------------

(1) Includes 594,445 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days from December 31, 2000. James R. Zarley, Brian Coryat, Michael Bueno, Steven J. Umberger and DoubleClick, Inc., as parties to a voting agreement, may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, Mr. Zarley may be deemed to beneficially own an aggregate of an additional 13,856,868 shares held by the other parties to the voting agreement. This number does not include an indeterminate number of shares of common stock issuable to DoubleClick, Inc. upon exercise of a warrant which expires in July 2001. The warrant is exercisable for that number of shares of the issuer's common stock which, when added to the number of shares of the issuer's common stock held by DoubleClick, Inc. at the time of exercise, would cause DoubleClick, Inc. and its affiliates to hold 45% of the issuer's outstanding shares of common stock on a fully diluted basis.

Under the voting agreement referenced above, each of the parties has agreed to vote for two members of the board of directors of the issuer named by DoubleClick, Inc. Mr. Zarley has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by the other parties to the voting agreement. Mr. Zarley expressly disclaims beneficial ownership of all of the shares of common stock held by the other parties to the voting agreement and the filing of this Schedule 13G shall not be construed as an admission that Mr. Zarley is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.

(2) Includes stock options to purchase 594,445 shares of common stock which are presently exercisable or will become exercisable within 60 days from December 31, 2000.

(3) Includes 21,105 shares of common stock held by the Steven J. Umberger 1999 Grantor Annuity Trust. Steven J. Umberger, James R. Zarley, Brian Coryat, Michael Bueno and DoubleClick, Inc., as parties to a voting agreement, may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, Mr. Umberger may be deemed to beneficially own an aggregate of an additional 15,237,646 shares held by the other parties to the voting agreement. This number does not include an indeterminate number of shares of common stock issuable to DoubleClick, Inc. upon exercise of a warrant which expires in July 2001. The warrant is exercisable for that number of shares of the issuer's common stock which, when added to the number of shares of the issuer's common stock held by DoubleClick, Inc. at the time of exercise, would cause DoubleClick, Inc. and its affiliates to hold 45% of the issuer's outstanding shares of common stock on a fully diluted basis.

Under the voting agreement referenced above, each of the parties has agreed to vote for two members of the board of directors of the issuer named by DoubleClick, Inc. Mr. Umberger has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by the other parties to the voting agreement. Mr. Umberger expressly disclaims beneficial ownership of all of the shares of common stock held by the other parties to the voting agreement and the filing of this Schedule 13G shall not be construed as an admission that Mr. Umberger is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.

(4) Excludes 90,000 shares held by Matthew J. Lum, as Trustee under Trust Agreement dated March 6, 2000 for the benefit of Michael Bueno. Michael Bueno, James R. Zarley, Brian Coryat, Steven J. Umberger and DoubleClick, Inc., as parties to a voting agreement, may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, Mr. Bueno may be deemed to beneficially own an aggregate of an additional 15,237,646 shares held by the other parties to the voting agreement. This number does not include an indeterminate number of shares of common stock issuable to DoubleClick, Inc. upon exercise of a warrant which expires in July 2001. The warrant is exercisable for that number of shares of the issuer's common stock which, when added to the number of shares of the issuer's common stock held by DoubleClick, Inc. at the time of exercise, would cause DoubleClick, Inc. and its affiliates to hold 45% of the issuer's outstanding shares of common stock on a fully diluted basis.

Under the voting agreement referenced above, each of the parties has agreed to vote for two members of the board of directors of the issuer named by DoubleClick, Inc. Mr. Bueno has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by the trust or the other parties to the voting agreement. Mr. Bueno expressly disclaims beneficial ownership of all of the shares of common stock held by the trust and the other parties to the voting agreement and the filing of this Schedule 13G shall not be construed as an admission that Mr. Bueno is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.

(5) Included in the number of shares Mr. Coryat beneficially owns are: (i) 125,000 shares held by Brian Coryat, as Trustee of The Brian Coryat Trust No. 1 and (ii) 4,555,164 shares held by Brian Coryat and Rosario Coryat, as Co-Trustees of the Coryat Family Living Trust, Dtd 4/21/99. Brian Coryat, James R. Zarley, Michael Bueno, Steven J. Umberger and DoubleClick, Inc., as parties to a voting agreement, may be deemed to be a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As such, Mr. Coryat may be deemed to beneficially own an aggregate of an additional 11,519,692 shares held by the other parties to the voting agreement. This number does not include an indeterminate number of shares of common stock issuable to DoubleClick, Inc. upon exercise of a warrant which expires in July 2001. The warrant is exercisable for that number of shares of the issuer's common stock which, when added to the number of shares of the issuer's common stock held by DoubleClick, Inc. at the time of exercise, would cause DoubleClick, Inc. and its affiliates to hold 45% of the issuer's outstanding shares of common stock on a fully diluted basis.

Under the voting agreement referenced above, each of the parties has agreed to vote for two members of the board of directors of the issuer named by DoubleClick, Inc. Mr. Coryat has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by the other parties to the voting agreement. Mr. Coryat expressly disclaims beneficial ownership of all of the shares of common stock held by the other parties to the voting agreement and the filing of this Schedule

                               Page 10 of 13 pages

---------------------                                        -------------------
CUSIP NO. 92046N 10 2                13G                     PAGE 11 OF 13 PAGES
---------------------                                        -------------------

13G shall not be construed as an admission that Mr. Coryat is, for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.

(6) Included in the number of shares Ms. Coryat beneficially owns are 4,555,164 shares held by Brian Coryat and Rosario Coryat, as Co-Trustees of the Coryat Family Living Trust, Dtd 4/21/99.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 14, 2001
                                       -----------------------------------------
                                                         Date:

                                       /s/ James R. Zarley
                                       -----------------------------------------
                                                     (Signature)
                                       James R. Zarley

                                       /s/ Steven J. Umberger
                                       -----------------------------------------
                                       Steven J. Umberger

                                       /s/ Michael Bueno
                                       -----------------------------------------
                                       Michael Bueno

                                       /s/ Brian Coryat
                                       -----------------------------------------
                                       Brian Coryat

                                       /s/ Rosario Coryat
                                       -----------------------------------------
                                       Rosario Coryat


                                       CORYAT FAMILY LIVING TRUST

                                       /s/ Brian Coryat
                                       -----------------------------------------
                                       Brian Coryat, Co-Trustee

                                       /s/ Rosario Coryat
                                       -----------------------------------------
                                       Rosario Coryat, Co-Trustee



                               Page 11 of 13 pages